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CUSIP No. 894169101                                                  Page 5 of 5

                                                               Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE


                 AIRTOURS plc COMPLETES TENDER OFFER FOR SHARES
                     OF TRAVEL SERVICES INTERNATIONAL, INC.

         New York, New York, March 28, 2000 -- Airtours plc and Blue Sea Florida Acquisition Inc., an indirect wholly owned subsidiary of Airtours, today announced the successful completion of the tender offer by Blue Sea to acquire all outstanding shares of the common stock of Travel Services International Inc. (NASDAQ: TRVL) at $26.00 per share in cash.

         Based on information provided by the Depositary, approximately 13.4 million shares of Travel Services International, representing approximately 95% of the outstanding Travel Services International shares, including approximately 203,500 million guaranteed deliveries, were validly tendered prior to the expiration of Blue Sea's tender offer at 12:00 midnight, New York City time, on Monday, March 27, 2000. Blue Sea has accepted for payment all shares validly tendered and not withdrawn prior to the expiration of the tender offer. Payment is scheduled to begin on Wednesday, March 29, 2000.

         Pursuant to the terms of the merger agreement between Airtours, Blue Sea and Travel Services International, Airtours will acquire the shares that it does not already own at the same $26.00 per share price as offered in the tender offer through a merger between Blue Sea and Travel Services International.

Contacts:

Jon Coles/Fiona Antcliffe, Brunswick Group     011-44-171-404-5959